UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

8 March 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact:
Blue Square-Israel Ltd.
Emanuel Avner, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: finance@coop.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES RESULTS FOR THE
FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2003

— 4th Quarter Profitable With Only Slightly Decreased Revenues —
— New Management Team To Refocus On Growth and Market Share —

ROSH HA’AYIN, Israel – March 8, 2004 — Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the fourth quarter and twelve months ended December 31, 2003.

Results for the Fourth Quarter
Revenues: The Company’s revenues for the fourth quarter of 2003 were NIS 1,295.9 million(a) (U.S. $295.9 million)(b), a decrease of 0.5% compared to NIS 1,301.8 million in the fourth quarter of 2002. The Company’s results continue to reflect Israel’s ongoing recession, competition, and store closures.

Gross Profit: The Company’s gross profit for the fourth quarter of 2003 was NIS 361.6 million (U.S. $82.6 million), an increase of 1.9% compared to NIS 354.9 million in the fourth quarter of 2002. Gross margin for the quarter increased to 27.9% compared to 27.3% in the fourth quarter of 2002 due to year-end supplier price reconciliations.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the fourth quarter of 2003 declined by 4.1% to NIS 297.1 million (U.S. $67.8 million) compared to NIS 309.7 million in the fourth quarter of 2002. The decline demonstrates the success of the Company’s ongoing efficiency program.

Operating Income: Operating income for the fourth quarter of 2003 increased by 42.5% to NIS 64.5 million (U.S. $14.7 million) compared to NIS 45.2 million in the fourth quarter of 2002. This reflects the success of the Company’s continuing cost-cutting measures, together with the quarter’s improved gross profit. Operating margin for the quarter rose to 5.0% from 3.5% in the fourth quarter of 2002.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the quarter, excluding the one time provisions described below, was NIS 99 million (U.S. $22.6 million), an increase of 21% compared to NIS 82 million in the fourth quarter of 2002. EBITDA margin for the period was 7.6%, compared to 6.3% for the fourth quarter of 2002.

Financial Expenses: The Company recorded financial expenses of NIS 16.1 million (U.S. $3.7 million) in the fourth quarter of 2003 compared to NIS 12.6 million in the comparable period of 2002. The increase was attributable primarily to the Company’s issuance of debentures in August 2003 (see below).

Other Expenses: Other expenses (net) for the fourth quarter of 2003 were NIS 2.7 million (U.S. $0.6 million). This consisted of two transactions:

•	In the fourth quarter of 2003, the Company concluded the previously-announced employee dismissals program at a cost of NIS 26 million (U.S. $5.9 million). However, the original provision taken as an estimate of the cost of the program was NIS 38 million. The difference between the provision and the actual cost of the program, or NIS 12 million (U.S. $2.7 million), was recorded as “Other Income” in the fourth quarter of 2003.

•	In addition, the Company recorded a provision of NIS 15 million (U.S. $3.4 million) in respect of impairment of fixed assets according to Israeli GAAP, Accounting Standard No. 15 (impairment of fixed assets).

For the fourth quarter of 2002, the Company recorded Other Expenses of NIS 166.2 million, including a NIS 141 million charge related to the adoption of Israeli GAAP, Accounting Standard No. 15, a NIS 16.5 million charge related to store closings, and an expense of NIS 11 million related to the settlement of an arbitration dispute.

Net Income: The Company’s net income for the fourth quarter of 2003 was NIS 22.4 million (U.S. $5.1 million), or NIS 0.58 per ADS (U.S. $0.13), compared to a net loss of NIS 97.3 million, or NIS 2.53 per ADS, for the comparable period of 2002.

Other Operating Data: The Company’s Same Store Sales for the quarter declined by 5.5%, reflecting competition and the effect of discount stores opened by the Company and its competitors. During the fourth quarter of 2003, the Company closed two stores, resulting in a decrease of 4,900 square meters.

Results for 2003
Revenues: For the entire year of 2003, the Company’s revenues were NIS 5,170.5 million (U.S. $1,180.8 million), a decrease of 5% compared to NIS 5,444.3 million in 2002, and the second consecutive year of declining sales. The Company’s revenues reflect Israel’s ongoing recession, competition, and the Company’s store closures.

Gross Profit: The Company’s gross profit for 2003 was NIS 1,393.1 million (U.S. $318.1 million) compared to NIS 1,469.7 million for 2002. Gross margin for the year decreased slightly to 26.9% from 27.0% in 2002, reflecting the rising proportion of discount sales and competition. The reduction in gross profit was mitigated by the effect of the CPI on the Company’s opening inventory. The CPI declined by 1.9% in 2003, but increased by 6.5% in 2002. In general, a rise in the CPI erodes gross profit, while a decline in the CPI improves gross profit.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for 2003 declined by 4.8% to NIS 1,190.4 million (U.S. $271.8 million) from NIS 1,250.7 million in 2002. The decline is due to the efficiency program and a decrease in depreciation expense as a result of the write-down of fixed assets at the end of 2002, offset by increases in credit card charges and electricity costs.

Operating Income: The Company’s operating income for 2003 was NIS 202.7 million (U.S. $46.3 million) compared to NIS 219.0 million in 2002. Operating margins for the year were 3.9%, down slightly as compared to 4.0% for 2002.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the period, excluding the one time provisions described below, was NIS 342 million (U.S. $78.1 million), resulting in an EBITDA margin of 6.6%. This compares to EBITDA of NIS 368 million in 2002, with an EBITDA margin of 6.8%.

Financial Expenses: The Company recorded financial expenses of NIS 48.8 million (U.S. $11.1 million) in 2003, compared to financial income of NIS 15.9 million in 2002. The majority of the difference is attributable to the substantial difference in the CPI for the two periods: during 2003, the CPI declined by 1.9%, resulting in financial expenses, while in 2002, it increased by 6.5%, resulting in financial income. In addition, it reflects the Company’s issuance of debentures and payment of dividends during the period.

Other Expenses: Other expenses for 2003 were NIS 136.6 million (U.S. $31.2 million), consisting primarily of the following charges:

•	a provision of approximately NIS 26 million in respect of the planned dismissal of approximately 250 employees as described above

•	a provision of NIS 41.5 million in respect of impairment of fixed assets and the planned closure of unprofitable stores

•	a one-time expense of NIS 63.9 million recorded in the second quarter related to agreements reached between the Company and its employees after the change in the Company’s control, according to which the Company’s employees are entitled to receive certain bonuses and additional future benefits.

In 2002, other expenses totaled NIS 174.0 million, reflecting primarily the charges taken in the fourth quarter as described for the 2002 fourth quarter results.

Net Income/Loss: For 2003, the Company recorded a net loss of NIS 7.0 million (U.S. $1.6 million), or NIS 0.18 per ADS (U.S. $0.04), compared to net income of NIS 7.2 million, or NIS 0.19 per ADS, for 2002. Excluding the provisions and charge explained above, which amounted to NIS 81.8 million (U.S. $18.7 million) after taxes and minority interest, the Company’s net income would have amounted to NIS 74.8 million (U.S. $17.1 million), or NIS 1.9 per ADS (U.S. $0.44), for 2003. Net income for 2002 excluding provisions and charges was NIS 122.8 million.

Other Operating Data: The Company’s Same Store Sales for 2003 declined by 11.2%. During 2003, the Company closed 17 stores and opened 5, resulting in a net decrease of 1,800 square meters.

Comments of Management
Commenting on the results, Mr. Matthew Bronfman and Mr. David Wiessman, Blue Square’s Chairman and Vice Chairman of the Board of Directors, said, “2003 was a major transitional year for Blue Square-Israel. The most important event was our acquisition of the controlling interest in the Company last June. Since then, we have thoroughly evaluated the Company’s positioning and work plans, and charted an aggressive new strategy focused on leadership and growth. We have launched several synergetic co-operation arrangements between Blue Square and its new affiliated companies. To improve the Company’s operating efficiency, we completed groundbreaking negotiations with the labor union enabling us to lay off 250 employees, including some 20% of our Headquarters staff. We have assembled a new management team consisting of both Blue Square veterans and visionary newcomers, and are now planning a pioneering options program that will provide all managers with significant incentives.”

Bond Offering: “To secure the Company’s financial strength, in August 2003 we completed a successful NIS 400 million bond offering to institutional investors. Half of the securities issued are convertible debentures that were ‘in the money’ within six months, delivering significant value to their purchasers.”

The debentures issued were rated “AA” by Maalot, the Israeli Securities Rating Company Ltd. In connection with the rating of these debentures, the Company’s Board of Directors resolved not to distribute dividends in quarters in which highly conservative financial covenants are not maintained.

Dividends: Since January 1, 2003, the Company has distributed dividends totaling NIS 493 million in two payments: $1.72 per ordinary share or ADS on September 17, 2003, and $1.18 per ordinary share or ADS on January 26, 2004. This represents a high dividend yield.

“Now, Blue Square is positioned for growth. Thanks to the cost-cutting of the past few years, together with the steps taken during the last eight months, we are strong despite the continued recession. To build our market share, during the year ahead we will consolidate our formats, focusing on our leading MEGA, Super Center, and Shefa Shuk brands. The significant investments required to do so will impact our margins, but we believe they will pay off with significantly increased sales and customer loyalty over the long term.

“To lead the way, we have appointed a new CEO. Mr Gil Unger brings Blue Square a wealth of operational experience and marketing savvy, as proven through his performance at IKEA Israel, New-Pharm and SuperPharm, and is determined to build Blue Square into a retail phenomenon. At this juncture, it is fitting to express our thanks to Mr. Yoram Dar, Blue Square’s former CEO, for working closely with the Company’s new directors and management during the last eight months as we developed the Company’s new strategies. We thank him for his years of dedicated service and wish him well in the future.

“Overall, we are confident and excited as we look ahead. With an experienced management team, substantial financial resources, Israel’s strongest brand names, and the right strategies, we are ready to launch the next stage of Blue Square’s development.”

The Company will hold teleconferences to discuss its results today, March 8, 2004, in both Hebrew and English. The Hebrew conference call will be held at 15:30 Israel time (8:30 AM New York time). The access numbers for the Hebrew conference are 03-918-0610 in Israel, or +972-3-918-0610 from outside of Israel. The English conference call will be held at 10:00 AM New York time (17:00 in Israel). The access number from the U.S. or Canada is 800-230-1092, while the access number from outside the U.S. and Canada is +1-612-332-0107.

Taped replays of all teleconferences will be available after the call. To access the replay of the Hebrew teleconference, please call 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel, until midnight, November 22nd. To access the replay of the English teleconferences, please call 800-475-6701 from the U.S. or Canada, and +1-320-365-3844 from outside the U.S. and Canada, until midnight, March 15th, and mention the access code 721709.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 161 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(a)	In accordance with applicable Israeli accounting principles, the Company maintains its accounts and presents its financial statements in New Israeli Shekels adjusted for changes in the Israeli consumer price index (“CPI”) through the latest balance sheet date (“Adjusted CPI”). The Israeli CPI decreased by 0.4% for the three months ended December 31, 2003, while it decreased by 1.9% for the twelve months ended December 31, 2003. For the three months ended December 31, 2002, the Israeli CPI decreased by 0.5%, while it increased by 6.5% for the twelve months ended December 31, 2002.

(b)	The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at December 31, 2003: U.S. $1.00 equals NIS 4.379. The translation was made solely for the convenience of the reader.

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
Adjusted to the NIS of December 2003

	December 31			Convenience translation December 31
	2002		2003	2003
	Adjusted NIS			U.S. dollars
	In thousands
ASSETS

CURRENT ASSETS
Cash and cash equivalents	13,707		63,255	14,445
Marketable securities	-		15,137	3,457
Trade receivables	517,563		512,972	117,144
Other accounts receivable	96,624		118,762	27,120
Inventories	330,307		276,113	63,054

	958,201		986,239	225,220

INVESTMENTS IN INVESTEE
COMPANIES	2,902		3,999	913

FIXED ASSETS, NET	2,163,634	*	2,073,169	473,434

OTHER ASSETS, NET
Goodwill	83,556	*	82,535	18,848
Deferred charges, net	24,440		53,738	12,272

	104,136		136,273	31,120

	3,232,733		3,199,680	730,687

      * Reclassified

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
Adjusted to the NIS of December 2003

	December 31		Convenience translation December 31
	2002	2003	2003
	Adjusted NIS		U.S.$
	In thousands
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term credit from banks and others	318,424	212,521	48,532
Trade payables	716,147	700,626	159,997
Other accounts payables and accrued expenses	311,807	361,923	82,649

	1,346,378	1,275,070	291,178

LONG-TERM LIABILITIES
Long-term loans from banks	355,320	286,084	65,331
Debentures	-	200,000	45,672
Convertible debentures	-	200,000	45,672
Deferred taxes	15,858	15,322	3,499
Accrued severance pay	23,666	25,599	5,846

	394,844	727,005	166,020

MINORITY INTEREST	152,095	160,265	36,599

SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 1 par value -

Authorized: 100,000,000 shares at December
31, 2003 and 2002; Issued and outstanding:
38,400,000 shares at December 31, 2003
and 2002	52,121	52,121	11,902
Additional paid-in capital	741,008	741,008	169,219
Retained earnings -
Dividend declared after balance sheet date	-	198,421	45,312
Unappropriated	546,287	45,790	10,457

	1,339,416	1,037,340	236,890

	3,232,733	3,199,680	730,687

BLUE SQUARE — ISRAEL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Adjusted to the NIS of December 31 2003

	Year ended December 31		Three months ended December 31		Convenience translation Three months ended December 31
	2002	2003	2002	2003	2003
	Adjusted NIS				U.S.$
	In thousands (except share and per share data)
Sales	5,444,306	5,170,510	1,301,809	1,295,918	295,939

Cost of sales	3,974,628	3,777,411	946,864	934,364	213,374

Gross profit	1,469,678	1,393,099	354,945	361,554	82,565

Selling, general, and
administrative expenses	1,250,662	1,190,425	309,705	297,080	67,842

Operating income	219,016	202,674	45,240	64,474	14,723

Financial income (expenses), net	15,900	(48,813)	(12,582)	(16,062)	(3,668)

Amortization of goodwill	5,277	5,740	1,322	1,785	408

Other expenses, net	174,004	136,612	166,193	2,669	609

Income before taxes on income	55,635	11,509	(134,857)	43,958	10,038

Taxes on income	42,078	8,445	(32,228)	16,951	3,871

Income after taxes on income	13,557	3,064	(102,629)	27,007	6,167

Equity in earnings (losses)
of affiliates, net	(363)	742	260	422	96

Minority interest	(5,953)	(10,852)	5,019	(5,060)	(1,155)

Net income (loss)	7,241	(7,046)	(97,350)	22,369	5,108

Earnings (loss) per Ordinary Share or
ADS	0.19	(0.18)	(2.53)	0.58	0.13

Weighted average number of
shares or ADS outstanding
during the period	38,400,000	38,400,000	38,400,000	38,400,000	38,400,000

BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA
Adjusted to the NIS of December 2003

	Year ended December 31		Three months ended December 31		Convenience translation for the three months ended December 31
	2002	2003	2002	2003	2003
	Adjusted NIS				U.S.$

Sales (in millions)	5,444	5,171	1,302	1,296	296

Operating income (in millions)	219	203	45	64	15

Number of stores at end of period	178	161	173	161	NA
Stores opened during the period	10	5	2	0	NA
Stores closed during the period	8	17	3	2	NA

Total square meters at end of period	292,600	290,800	292,600	290,800	NA
Square meters added (closed) during the
period	13,600	(1,800)	8,200	(4,900)	NA

Same store sales	(11.2%)	(11.2%)	(11.7%)	(5.5%)	NA

Sales per square meter (in thousands)	19,299	17,906	4,484	4,408	1,006

Sales per employee (in thousands)	732	758	176	196	45

EBITDA (in millions)	368	342	82	99	23

EBITDA margin	6.8%	6.6%	6.3%	7.6%	NA

March 2004

Dear Shareholder,

2003 was a major transitional year for Blue Square-Israel, beginning with the acquisition of a controlling interest in the Company last June by the Bronfman-Alon Group. Since then, we have thoroughly evaluated the Company’s positioning and work plans, and charted an aggressive new strategy focused on leadership and growth. We have assembled a new management team consisting of both Blue Square veterans and visionary newcomers, and planned a pioneering options program to incentivize them.

To secure the Company’s financial platform, in August we completed an oversubscribed NIS 400 million bond offering. Half the bonds in the issue were convertible debentures that are already “in the money,” delivering significant value while insuring the capital strength of the Company. We also distributed two dividends totaling NIS 493 million, or $2.90 per ADS, since acquiring the Company, representing a significant yield to our shareholders.

By carrying out groundbreaking negotiations with Israel’s labor union, we gained their full co-operation regarding the necessity of substantial layoffs. We then dismissed some 250 employees, including about 20% of our Headquarters staff (about 100 employees) and another 150 store employees. This is a painful but necessary move that will enable us to improve our efficiency and operational results in the coming years.

Also during the year, we launched a number of synergetic co-operations between Blue Square and its new sister companies.

Now, Blue Square is positioned for growth. Thanks to continuous cost-cutting efforts, Blue Square has emerged from three years of recession with streamlined operations, world-class brands, and strong financials. We will now take advantage of this solid base to build sales and market share.

To lead the way, we have appointed a new CEO, Mr. Gil Unger. As proven through his performance at IKEA Israel, New-Pharm and SuperPharm, Gil brings Blue Square a wealth of marketing savvy and operational experience, and will work to build Blue Square into a true retail phenomenon. To do so, he will leverage Blue Square’s significant assets: its leading MEGA, SuperCenter, and Shefa Shuk brands and its deep financial resources.

At this juncture, it is fitting to express our thanks to Blue Square’s past CEO, Yoram Dar, whose focus on efficiency helped Blue Square maintain its strength during the recession years, and who contributed from his experience to form the Company’s new strategic plan. We thank him for his years of dedicated service and wish him well in the future.

Financial Review
2003 was Blue Square’s second year of declining revenues, reflecting Israel’s 10.9% unemployment, strengthening competition, and a continuing policy of closing unprofitable stores. The rise of competition from deep-discount “privates” was especially troubling. These smaller chains have taken advantage of some freedoms they enjoy as compared to Israel’s organized chains: they use lower-cost non-unionized labor, sell non-kosher food, and operate on Saturday; in addition, they have no need to run large headquarters. As a result, in 2003 the privates took market share from the organized sector, contributing to Blue Square’s 5% reduction in revenues as compared to 2002. The sales decline was most severe during the first quarter of the year, and moderated significantly during the second and third quarters. In the fourth quarter, sales were just 0.5% lower than they were in the fourth quarter of 2002, an encouraging trend.

From the standpoint of operations, we are pleased to have been able to maintain stable margins despite falling revenues, and to increase average revenues per employee.

        As we move into 2004, the Company’s new management has begun executing a new strategy focused on recovery and growth. The strength and depth of our financial resources is a solid basis for our new work plan. We are pleased that Maalot, the Israeli affiliate of Standard & Poor’s, conferred an AA Credit Rating on our August bond offering. Among other things, this prestigious rating reflected the Board of Directors’ resolve not to distribute dividends in quarters in which extremely conservative financial covenants are not maintained.

2004: Focus on Growth and Market Share
In 2004 and beyond, we will work according to an aggressive strategy with the goal of expanding our market share. Our work plan includes the following elements:

•	Streamlined Brand Strategy: With 7 different store brands, our marketing efforts have been too diffuse, preventing us from fully leveraging our brand capital. Now, we will focus on just three brands: MEGA, Super Center, and Shefa Shuk, creating exciting new marketing initiatives for each of them. The investment required to carry out this program is likely to increase our expenses and reduce our margins in the short term. However, we believe it will pay off over the long term.

•	Continued efficiency measures: with a steady eye on our operating margins, we will continue to improve our category management, shelf management, and Logistic Center operations.

•	Better utilization of real estate: Blue Square today owns some 90,000 square meters of undeveloped property, together with 210,000 square meters of fully-owned stores, offices, and Logistics Center. We plan to maximize the benefit of these assets.

•	Synergies with Alon-Dor Group – Sister Companies:

•	New Customer Club: Today, Blue Square operates two separate customer clubs (the “legacy” Buy & Bonus Club and the MEGA Club), while the Alon-Dor Group operates the Speedimat Club. We are examining the possibility of merging these separate clubs to form a huge new entity that will allow optimization of marketing investments and offer superior value to members.

•	Other Synergies: We are examining the possibility of becoming the first Israeli supermarket to build and operate, with the expertise of the Alon-Dor Group, fuel stations on store grounds, a service model that is common in the U.S. and Europe. Blue Square has also begun taking advantage of the Segafredo espresso bar franchise owned by Alon-Dor Group in some of its stores, and will become the supplier of the 51 Super Alonit Convenience Storesowned by the Alon-Dor Group.

Management Incentives
The correct motivation of our managers is key for achieving our goals. To align the interests of our managers with those of our shareholders, we plan to institute an options program for all levels of Blue Square management. We believe this program will increase our managers’ awareness of Blue Square’s “big picture” goals, responsibilities, and strategies, and help the entire team to work effectively as a unit to improve shareholder value.

Conclusion
Taken as a whole, we are excited as we look into the future. With an experienced and motivated management team, substantial financial resources, Israel’s strongest brand names, and the right strategies, we are ready to begin the next stage of Blue Square’s development. We are confident that Blue Square will prosper in the years ahead, strengthening its leadership of Israeli retail.

We thank our customers, employees, suppliers, and investors for their continued support, and pledge to work tirelessly to continue building Blue Square’s value.

Faithfully yours,
Mr. Matthew Bronfman	Mr. David Wiessman
Chairman	Vice Chairman
Blue Square-Israel Ltd.	Blue Square-Israel Ltd.